FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT  NO.          DESCRIPTION

99.1                            Press Release Dated March 26, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: March 26, 2009	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

Joint News Release

Central Sun and B2Gold Corp. Complete Business Combination

Vancouver and Toronto, March 26, 2009 – B2Gold Corp. (TSX: BTO) (“B2Gold” or the “Company”) and Central Sun Mining Inc. (TSX: CSM) (NYSE Amex: SMC) (“Central Sun”) are pleased to announce that they have completed their previously announced business combination (the “Transaction”). The Transaction was completed by way of a plan of arrangement that was approved by the shareholders of Central Sun on March 20, 2009 and received court approval on March 25, 2009.

Pursuant to the plan of arrangement, Central Sun amalgamated with a wholly-owned subsidiary of B2Gold and all of the issued and outstanding common shares of Central Sun were transferred to B2Gold in consideration for the issuance by B2Gold of 1.28 common shares of B2Gold for each Central Sun share. All of the outstanding stock options of Central Sun were replaced by options to purchase common shares of B2Gold. All outstanding warrants and agent’s options to acquire common shares of Central Sun will, pursuant to their terms, be exercisable for common shares of B2Gold.

Pursuant to the plan of arrangement, B2Gold has issued an aggregate of 80,638,705 common shares of B2Gold to the former shareholders of Central Sun and authorized the issuance of an additional 26,050,471 common shares upon the exercise of the stock options, warrants and agent’s options held by the former security holders of Central Sun. As at March 26, 2009, following completion of the Transaction, there are approximately 243,422,023 issued and outstanding common shares of B2Gold.

The TSX will disseminate a notice announcing the delisting of the Central Sun shares when the TSX deems appropriate. Upon notification of the closing of the Transaction, the NYSE Amex will suspend trading of Central Sun’s common shares and the NYSE Amex will file a Form 25.

Former President and CEO of Central Sun, Peter Tagliamonte, and former director of Central Sun Bruce Humphrey were appointed to the board of directors of B2Gold effective at the closing of the Transaction, with the existing six directors of B2Gold continuing as directors.

Peter Tagliamonte P.Eng

Mr. Tagliamonte was formerly the President and CEO of Central Sun Mining and previously, Vice President Operations and Chief Operating Officer of Desert Sun Mining Corp. He was responsible for developing the Jacobina Mine in Brazil into a 4,200-tonne-per-day mining operation. Peter has more than 20 years of progressive managerial experience in the mining industry. A professional mining engineer, Mr. Tagliamonte also holds an MBA from the Richard Ivey School of Business at the University of Western Ontario. He was recognized for his work in 2005 by receiving the Mining Journal’s “Mine Manager of the Year” award.

Bruce Humphrey P.Eng

Mr. Humphrey has more than 30 years experience in the mining industry with such major companies as Inco, Cominco and Noranda. Most recently, as President and CEO of Desert Sun, he was responsible for the successful development of the Jacobina Mine in Brazil. From 1998-2004, Mr. Humphrey was COO of Goldcorp during the re-development of its high-grade Red Lake mine.

The new B2Gold Corp. has immediate annual gold production of 45,000 ounces from the Limon Mine in Nicaragua. Production is expected to increase to an annual rate of 130,000 ounces in the fourth quarter of 2009 with the completion of the Orosi Mill project, also in Nicaragua. The new B2Gold has significant reserves and resources with a strong portfolio of mining, development and exploration assets in Colombia, Nicaragua and Northeastern Russia.

Pursuant to Rule 12(g)(3) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), B2Gold has succeeded to the Section 12 registration, and Section 13(a) reporting obligations under the Exchange Act, of Central Sun. However, B2Gold intends to file a Form 15F, as soon as practicable, with the United States Securities and Exchange Commission (“SEC”) to voluntarily terminate the registration of the B2Gold common shares under Section 12(g) as well as B2Gold’s reporting obligations under Section 13(a) of the Exchange Act. Pursuant to Rule 12(h)-(6) under the Exchange Act, the SEC permits a foreign private issuer to terminate the registration of a class of securities under Section 12(g) of the Exchange Act if it meets certain requirements. Upon the filing of the Form 15F, the Company’s reporting obligations under the Exchange Act will be suspended immediately and will terminate no more than 90 days after the filing, barring any objections from the SEC. Under SEC rules, a foreign private issuer such as B2Gold may deregister a class of its securities under the Exchange Act, and terminate the associated reporting obligations, if, among other conditions, the average daily trading volume of the Company’s Common Shares in the United States is less than 5% of the Company’s worldwide average daily trading volume for a 12 month period ending within 60 days of filing the Form 15-F.

ON BEHALF OF B2GOLD CORP.	ON BEHALF OF CENTRAL SUN MINING INC.

“Clive T. Johnson”	“Peter Tagliamonte”
President and Chief Executive Officer	President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Central Sun or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of B2Gold, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy B2Gold shares in the United States will only be made pursuant to a prospectus and related offer materials that B2Gold expects to send to holders of Central Sun securities, subject to the requirements of applicable law. The B2Gold shares may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement (if any is filed) becomes effective or an exemption from such requirements is available. No offering of securities shall be made in the United States except (i) by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, which would contain detailed information regarding B2Gold and its management, as well as its financial statements, or (ii) pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

2

Cautionary Note Regarding Forward-Looking Information This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the future financial or operating performance of B2Gold and Central Sun and its projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the proposed B2Gold Transaction, the terms and conditions of the B2Gold Transaction, the benefits of the proposed B2Gold Transaction, the identification of mineral reserves and resources, costs of and capital for exploration and development projects, exploration and development expenditures, timing of future exploration and development activities, expected production, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is based on various assumptions and on the best estimates of Central Sun or B2Gold, as the case may be, as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company (and the company resulting from the successful completion of the proposed B2Gold Transaction) to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; delay or failure to receive board or regulatory approvals; timing and availability of external financing on acceptable terms; the business of B2Gold and Central Sun not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed B2Gold Transaction; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified under “Risk Factors” disclosure sections in the documents filed under the profile of SEDAR by Central Sun and/or B2Gold from time to time. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

3